On July 19, 2004, a Complaint for Damages and Injunctive and Other Relief was filed in the Superior Court of the State of California (Los Angeles County) against idealab!, Inc. and several former holders of idealab! Series D Preferred shares. The T. Rowe Price Science & Technology Fund is a named defendant. This litigation has arisen from a matter in which the Series D shareholders sued idealab! and several of its officers and directors in connection with a tender offer made to the shareholders. That lawsuit was captioned, "Kline Hawks Calif. SBIC, L.P., et al. v Bill Gross, et al." (“Initial Series D Litigation”). In settlement of the Initial Series D Litigation, the Series D shareholders entered into a Settlement and Stock Purchase Agreement ("Agreement") in April 2004. The settling Series D shareholders received $19.00 per share under the terms of this Agreement. Concurrent with the Agreement, Idealab! made a tender offer to the non-settling Series D shareholders for $17.81 per share which reflected deduction of their pro rata share of the legal fees paid by the Series D defendants in the Initial Series D Litigation.

The SunAmerica lawsuit alleges breaches of contract and fiduciary duty and seeks to undo the Agreement and tender offer. The Science & Technology Fund is indemnified by idealab! under the terms of the Agreement, and its counsel is representing all of the defendants in the SunAmerica litigation. The Series D defendants filed a motion for summary adjudication of the breach of contract claim and breach of fiduciary duty claims. In an order dated July 31, 2005, the Court granted the motion with respect to the contract claims for breach of covenant of good faith and fair dealing, and limited the plaintiff’s remaining claims in the litigation to the factual issue of whether the price offered to minority Series D shareholders in the idealab! tender offer was equivalent to that paid to the majority of Series D shareholders in settlement of their litigation against idealab! and the other defendants.